August 31, 2012

By EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549

Re:         Ambient Corporation
Item 4.02 Form 8-K
Filed August 15, 2012
File No. 001-35259

Comment Letter Dated August 17, 2012

Dear Mr. Spirgel:

Further to the telephone conversation of August 31, 2012 between Mr. Joe Cascarano and our Chief Financial Officer, Mr. Mark Fidler, Ambient Corporation (the “Company”) hereby requests a further extension of time in responding to the above referenced comment letter. The Company continues to diligently work on finalizing the impact of the accounting adjustments during the affected periods and the extension is needed due to the complexity of the valuation and accounting analyses. The Company intends to respond to the comment letter by September 7, 2012.

Sincerely,

/s/ John J. Joyce
John J. Joyce